David Greenstein Work History

David is a consumer product veteran with multi decade experience as a CEO in multiple public and private entities including London Fog, Li&Fung and Himatsingka. As of 2019 David is also the founder of Wonder Brands, a unique brand and innovation accelerator with over a dozen ventures. Since its inception in 2019 he has also acted as CEO of Critical Mass Applications LLC, which is his primary focus. Prior to Wonder Brands David was the Founder and CEO of Homestead (founded 1997). Dedicated father and Grandfather, avid aviator, world traveler and executive board member of The Delivering Good Charity, David shares his time between his properties in Connecticut, Dominican Republic and New Mexico.